4-30-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02033112

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of APRIL, 2002.

TRIANT TECHNOLOGIES INC.
(Translation of Registrant's Name Into English)

20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, CANADA V9S 5T7
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIANT TECHNOLOGIES INC.
(Registrant)

Date: May 1 , 2002

By ____________________
(Signature)

Name: MARK A. STEPHENS

Title: Chief Financial Officer and Corporate Secretary

TRIANT TECHNOLOGIES INC.

2002 FIRST QUARTER REPORT

Three Months ended March 31, 2002

TRIANT TECHNOLOGIES INC.

2002 FIRST QUARTER REPORT
Three Months ended March 31, 2002

CORPORATE PROFILE

Triant Technologies Inc. is a leader in equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Our initial industry focus is the semiconductor industry where we provide innovative APC (Advanced Process Control) software solutions that enable our customers improve their productivity and lower their manufacturing costs. In addition to our work in the semiconductor industry, we are pursuing significant opportunities for our technology in other industries and vertical markets.

To address the large market opportunity in the semiconductor industry, we have developed *ModelWare®/RT*, a complete equipment health monitoring and advanced fault detection software solution. Leading companies, including AMD, Motorola and Samsung, are using *ModelWare/RT* to improve their competitive advantage in manufacturing silicon chips.

Our core technology is *UPM™* (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process turning raw data into useful information. UPM, the heart of *ModelWare/RT*, is key to our strategy of developing new products and services around our core technology for the semiconductor market, as well as other vertical markets.

CONTENTS

TRIANT TECHNOLOGIES INC.

2002 FIRST QUARTER REPORT
Three Months ended March 31, 2002

LETTER TO SHAREHOLDERS

Solid start to Fiscal 2002

Triant successfully met or exceeded its key operating objectives and positioned itself for continued growth in 2002 and beyond. These achievements were made in the face of the severe downturn in 2001 in the semiconductor markets during which many suppliers to the industry experienced alarming reductions in revenue.

Triant's Q1 2002 achievements affirm our commitment to achieving rapid revenue growth with $1.4 million in revenue and total deferred revenue and backlog of $1.0 million at the end of the quarter.

Triant continues to deliver strong revenue growth even in a depressed market where many suppliers have had to downsize their operations. For this reason we believe the Company is well positioned for continued growth as the economy recovers, semiconductor capital spending patterns improve and the adoption of APC (Advanced Process Control) software accelerates.

The semiconductor industry's increased appetite for APC software is being driven by several factors including the need for chip manufacturers to continue to:

- improve fab productivity,
- reduce manufacturing costs, and
- produce chips that are smaller, consume less power and can operate at higher frequencies.

Triant's revenue in Q1 was derived mainly from installations of ModelWare/RT in 200mm fabs. Looking ahead, the use of APC will likely become a standard manufacturing practice in the new 300mm fabs.

With this larger market window opening, Triant decided in 2001 to accelerate its research and development spending in order to maintain the Company's market leadership standing and position itself for the main market that we believe will materialize with the migration to 300mm fabrication plants.

Outlook

Our outlook for 2002 is positive. We believe that the demand for APC products is increasing and that Triant continues to have a solid market opportunity.

During 2002 we intend to build on our considerable installed base with our key customers. With more than 1,000 licenses installed, we now have a significant base to demonstrate the potential productivity increases and the return on investment that will be instrumental in achieving growth through follow on and new orders.

Key Fiscal 2002 Operational Objectives

- Further penetration of key accounts yielding a further solid performance in revenue.
- Penetration of several new key accounts.
- Release of a new enhanced version of ModelWare/RT.
- Accelerated development of ModelWare/RT utilizing our new engineering development center in Vancouver.
- Creation of a new Applications Engineering team that will deliver "high value" APC solutions and consulting services for equipment health monitoring and advanced fault detection to our customer base.

This is an exciting period in Triant's history as we are a key driver of the development of a new, fast-growing market segment. This would not be possible without the support of all of our partners – employees, distribution partners and you, our shareholders.

We remain committed to delivering solid results and to maximizing the value of our Company.

(signed) Robert Heath
Robert Heath
Chairman and Chief Executive Officer

TRIANT TECHNOLOGIES INC.

2002 FIRST QUARTER REPORT

Three Months ended March 31, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2001 and the unaudited interim consolidated financial statements and notes thereto for the three months ended March 31, 2002. Those interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements as disclosed in Note 1 to those interim financial statements, which in the case of those interim financial statements, conform in all material respects with those in the United States (US GAAP), except as disclosed in Note 6 to those interim financial statements and discussed herein. All figures herein are expressed in Canadian dollars unless otherwise noted.

General

The revenue of the Company is derived principally from the sale of software licenses, products and services, including software updates and maintenance services provided pursuant to annual service agreements. The Company currently derives revenue from a limited number of customers in the semiconductor industry. As these customers are geographically dispersed and the Company closely monitors credit granted to each customer, credit risks are considered to be minimal. The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency. A substantial amount of the revenue of the Company and receivables are denominated in US dollars. The Company translates revenue and the related receivable at the prevailing exchange rate at the time of the sale. Funds denominated in US dollars are translated into Canadian dollars at the rate in effect on the balance sheet date. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in operations.

The principal product of the Company, *ModelWare/RT*, is priced and sold only in US dollars due to the adoption of a common software industry practice of billing worldwide customers in US dollars. This policy of invoicing in US dollars introduces a price risk from exposure to fluctuations in foreign exchange rates, which the Company believes will not have a material adverse impact for the foreseeable future. Any increase in the relative value of the US dollar to the Canadian dollar results in increased revenue and income to the Company as the majority of the expenses of the Company are denominated in Canadian dollars. A decrease in the relative value of the US dollar to the Canadian dollar would decrease sales revenue and would impact the net income of the Company. For example, if the relative value of the US dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the three months ended March 31, 2002, then revenue would have increased (decreased) by approximately 1.0% or $13,700, costs and expenses would have increased (decreased) by approximately 0.2% or $5,600 and loss from operations and net loss would have decreased (increased) by $8,100. The Company does not hedge foreign currency transactions nor funds denominated in US dollars.

The operations of the Company are sensitive to fluctuations in revenue as the base of expenses is relatively fixed over the short term. The Company has developed and continually seeks to refine its management practices to allow initiation of timely corrective actions if operating results fail to reach pre-determined objectives.

Critical Accounting Policies and Significant Estimates

The significant accounting policies are outlined within Note 2 to the Company's annual consolidated financial statements for the year ended December 31, 2001. Some of those accounting policies require the Company to make estimates and assumptions that affect the amounts reported by the Company. The following items require the most significant judgment and may involve complex estimation:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented. Estimates are used for, but not limited to, accounting for doubtful accounts, determination of the net recoverable value of assets, amortization, income taxes, and contingencies. Actual results may differ from those estimates.

Research and development costs

Research costs are expensed when incurred. Development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product. No development costs have been capitalized as at March 31, 2002 and December 31, 2001.

Revenue recognition

Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company's agreements with its customers and resellers do not contain product return rights.

Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company's software products. Revenues from services are recognized as services are performed.

Certain consulting contracts (product revenue) include the delivery and integration of third party hardware. For these contracts, revenue is recognized on a percentage of completion basis, representing costs and effort incurred relative to total estimated cost and effort. The provision for estimated losses on contracts is recorded when identifiable.

If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria. In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met.

Revenue related to maintenance agreements for supporting and maintaining the Company's products is recognized ratably over the term of the agreement, generally one year.

Operating Results

Revenue for the three months ended March 31, 2002 increased by 2% to $1,370,189 compared to $1,344,285 for the first quarter in 2001. Revenue in the first quarter of 2002 was all attributable to *ModelWare/RT* while revenue for the first quarter of 2001 was substantially attributable to *ModelWare/RT*. ModelWare/RT revenue in the first quarter of 2002 increased by 8% over the first quarter of 2001 even in a depressed market where many suppliers have had to downsize their operations. During the first quarter of 2002, the Company continued to pursue *ModelWare/RT* licensing opportunities, through its distribution channels and directly, with various semiconductor manufacturers for use on a number of different types of wafer processing equipment. As a result of these efforts, the Company received $0.9 million in new orders and entered the seconded quarter of 2002 with a total deferred revenue and backlog of $1.0 million.

Cost of revenue for the three months ended March 31, 2002 was $291,068 compared to $405,643 for the first quarter in 2001. Gross margin and gross margin percentage for the three months ended March 31, 2002 were $1,079,121 and 79%, respectively, compared to $938,642 and 70%, respectively, for the first quarter in 2001. The increased cost of revenue and gross margin for the first quarter in 2002 compared to 2001 were attributable to the distribution channel mix. Cost of revenue for these quarters included commissions and fees, contract services, salaries and benefits, travel and other costs directly associated with revenue. The Company incurred variable costs related to revenue earned from the sales, installation, and support of software licenses and related services, as well as legacy products and services in 2001. Cost of revenue and gross margin are expected to increase over time in line with higher revenue and the gross margin percentage is expected to increase and then stabilize over time as a percentage of revenue.

Operating expenses for the three months ended March 31, 2002 were $2,335,409 compared to $1,237,580 for the first quarter in 2001. The 89% increase in expenses was attributable to increased research and development expenses and selling, general and administrative expenses, primarily for outsourcing of certain contract software development services and further expansion in technical development, technical operations, sales and marketing, and new business development staff to provide additional resources for current and anticipated growth in business opportunities in the semiconductor and other industries.

Research and development expenses for the three months ended March 31, 2002 were $1,563,355 compared to $628,238 for the first quarter in 2001 . The 149% increase in research and development expenses was attributable to significant outsourcing of certain contract software development services and increased technical staff focused on further technology improvements and applications development for *ModelWare/RT*, further development of an OEM version of *ModelWare/RT*, and further research and development initiatives for other industries. Research and development expenses represented the largest expense category for the Company for the first quarters in 2002 and 2001as the Company continued to invest in core product development activities necessary for developing, enhancing, maintaining, and supporting the capabilities of its products and technical operations. Research and development expenses included salaries and benefits, contract services, travel, facilities, amortization and other infrastructure costs. The Company incurred variable costs primarily related to certain research and development activities (including contract services and travel) and relatively fixed costs in the short-term to its other research and development activities. Research and development expenditures are expected to increase over time due to the growth of the Company, and are expected to stabilize over time as a percentage of revenue. With continuing technological change and competitive pressures characterizing the markets for the Company's products and services, the Company expensed costs relating to research and development, as recovery of such costs from future revenue was not assured.

Selling, general and administrative expenses for the three months ended March 31, 2002 were $772,054 compared to $609,342 for the first quarter in 2001. The 27% increase in selling, general and administrative expenses for the first quarter in 2002 compared to 2001 was attributable to the increased investment in market development activities to deepen the penetration of *ModelWare/RT* in the semiconductor industry and to develop the opportunities for the Company's core technology in other industries. Selling, general and administrative expenses represented the second largest expense category for the first quarters in 2002 and 2001 as the Company continued to invest in core sales and market development activities necessary to achieve its goal of providing customers with "best-of-breed" solutions for of equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Selling, general and administrative expenses included salaries and benefits, contract services, professional fees, product and corporate communications, tradeshows, conferences, travel, facilities, amortization and other infrastructure costs. The Company incurred variable costs primarily related to certain selling, general and administrative activities (including contract services, professional fees, product and corporate communications, tradeshows, conferences and travel) and relatively fixed costs in the short-term related to its other selling, general and administrative activities. Selling, general and administrative expenditures are expected to increase over time due to the growth of the Company, and are expected to stabilize over time as a percentage of revenue.

Net loss for the three months ended March 31, 2002 was $1,146,559 compared to net earnings of $48,352 for the first quarter in 2001. The net loss for the first quarter in 2001 compared to the net earnings for the first quarter in 2001 reflected a combination of increased revenue and decreased interest and other income combined with a greater increase in research and development and selling, general and administrative expenses. The net loss for the first quarter in 2002 reflects the Company's continued investment in aggressively increasing product development and marketing efforts in order to accelerate its product and market development plans. towards its goal of being the market leader in equipment health monitoring, advanced fault detection and sophisticated data analysis technology.

Loss per share for the three months ended March 31, 2002 was $0.03 compared to $nil for the first quarter in 2001. .

In order to conform Canadian GAAP to US GAAP, loss from operations and net loss would be would be increased by $6,475 and $5,266 for each of the three months ended March 31, 2002 and 2001, respectively, for consulting expense as compensation costs related to stock-based awards to non-employees are recognized under US GAAP as an expense in the period incurred. As a result of these adjustments, (loss) from operations under US GAAP would have been $(1,262,763) and $(304,204) for each of the three months ended March 31, 2002 and 2001, respectively, and net (loss) earnings under US GAAP would have been $(1,153,034) and $43,086 for each of the three months ended March 31, 2002 and 2001, respectively, and basic and diluted (loss) earnings per share under US GAAP would have been $(0.03) and $Nil for each of the three months ended March 31, 2002 and 2001, respectively. Significant variations from US GAAP are disclosed in Note 6 to the Company's interim unaudited consolidated financial statements and Note 12 to the Company's annual consolidated financial statements.

Recent Canadian and US GAAP Accounting Pronouncements include the following:

The Company has adopted the recommendations of the new CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather than the fair value method.

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which is effective January 1, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The adoption of SFAS No. 142 did not have a significant effect on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. This statement also amends ARB No. 51, *Consolidated Financial Statements*, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement requires the one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This Statement also broadens the presentation of discontinued operations to include more disposal transactions. Adoption of this standard did not have a significant effect on the Company's financial position or results of operations.

Liquidity and Capital Resources

At March 31, 2002, cash and cash equivalents and short-term investments were $15,447,724 compared to $16,897,195 at December 31, 2001; working capital was $14,449,098 compared to $15,586,112 at December 31, 2001; assets were $16,380,098 compared to $17,639,804 at December 31, 2001; and shareholders' equity was $14,845,826 compared to $15,998,835 at December 31, 2001.

During the three months ended March 31, 2002, the Company had a net decrease in cash and cash equivalents and short-term investments of $1,449,471 compared to a net decrease of $437,112 for the first quarter in 2001. During the first quarter in 2002, cash was used in operating activities $(1,424,300), used in financing activities $(6,450) and used in investing activities $(20,621) for capital assets. During the first quarter in 2001, cash was used in operating activities $(376,765) and used in investing activities $(60,347) for capital assets.

During the three months ended March 31, 2002, the purchase of the Company's shares under its Normal Course Issuer Bid was a use of cash by the Company for financing activities $(6,450).

The Company believes that its existing cash resources are sufficient to fund expected capital requirements and operating losses. The Company intends to use its existing cash resources to fund research and development of existing and new technologies; to fund new business development programs, including sales and marketing of existing and new products; and for general corporate purposes, including possible future acquisitions and investments. While management anticipates continued growth in revenue from its products and services, there is no assurance that the Company will earn sufficient revenue to maintain future operations and fund the growth of the Company. Consequently, the Company may raise additional funds through financings in the future in order to take advantage of any growth opportunities, which may require a more rapid expansion, or acquisitions of complementary businesses or technologies, the formation of new alliances, the development of new products, and other responses to competitive pressures. There can be no assurance that additional financing will be available, if at all, on terms favourable to the Company. If such funds are unavailable or are not available on acceptable terms, the Company may be unable to maintain its future operations, take advantage of opportunities, develop new products, or otherwise respond to competitive pressures.

At March 31, 2002, aggregate minimum future payments under operating leases and payments under contract software development services for the years ending December 31 are as follows: 2002 - $669,261; 2003 - $260,422; 2004 - $264,519; 2005 – $201,694; 2006 - $155,403; and 2007 - $38,851.

Summary

The management and strategic focus of the Company is to be the market-leading provider of equipment health monitoring, advanced fault detection and sophisticated data analysis technology by offering our customers "best-of-breed" solutions. The Company firmly believes that for it to be a market-leader in the semiconductor industry and compete with other larger companies, it has had to increase its level of investment in research and development and market development activities for 2001 compared to prior years.

The total commitment of the Company to developing and commercializing world-class products is needed to enable the Company to further penetrate its existing customers in the semiconductor industry and to win new customers in the semiconductor industry, as well as in other markets where the Company believes significant opportunities exist. This will enable the Company to successfully transition from a research and development-driven company to a market-driven company by using its financial strength for its research and development and market development activities.

(signed) Robert Heath

Robert Heath
Chairman and Chief Executive Officer

(signed) Mark A. Stephens

Mark A. Stephens
Chief Financial Officer and Corporate Secretary

TRIANT TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
(Unaudited)

	March 31, 2002	December 31, 2001
Assets		
Current		
Cash and cash equivalents	$ 15,350,599	$ 14,736,970
Short-term investments	97,125	2,160,225
Accounts receivable, net		
Trade (net of allowance for doubtful accounts: March 31, 2002 and December 31, 2001 - $Nil)	447,333	256,569
Other	50,249	51,970
Prepaid expenses and deposits	38,064	21,347
Total current assets	15,983,370	17,227,081
Capital assets, net	396,728	412,723
Total assets	$ 16,380,098	$ 17,639,804
Liabilities		
Current		
Accounts payable	$ 402,846	$ 346,335
Accrued liabilities	1,032,217	1,247,060
Deferred revenue	99,209	47,574
Total current liabilities	1,534,272	1,640,969
Commitments (Note 4)		
Shareholders' equity		
Capital stock (Note 2)		
Preferred shares		
Authorized: 100,000,000 without par value		
Issued and outstanding: March 31, 2002 and December 31, 2001 - Nil		
Common shares:		
Authorized: 100,000,000 without par value		
Issued and outstanding: March 31, 2002 and December 31, 2001 - 41,567,175	36,341,337	36,341,337
Treasury Stock: March 31, 2002 - 10,000; December 31, 2001 - Nil	(6,450)	-
Deficit	(21,489,061)	(20,342,502)
Total shareholders' equity	14,845,826	15,998,835
Total liabilities and shareholders' equity	$ 16,380,098	$ 17,639,804

Approved by the Board of Directors:

(Signed) Robert Heath
Robert Heath, Director

(Signed) David L. Baird
David L. Baird, Director

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended March 31,	
	2002	2001
Revenue		
Licenses and products	$ 1,326,561	$ 1,279,686
Services and maintenance	43,628	64,599
	1,370,189	1,344,285
Cost of revenue	291,068	405,643
Gross margin	1,079,121	938,642
Operating expenses		
Research and development	1,563,355	628,238
Selling, general and administrative	772,054	609,342
	2,335,409	1,237,580
Loss from operations	(1,256,288)	(298,938)
Interest and other income	109,729	347,290
Net (loss) earnings for the period	$ (1,146,559)	$ 48,352
Loss per common share	$ (0.03)	$ -
Weighted average number of common shares outstanding	41,567,175	41,442,175

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)
(Unaudited)

	Common Shares		Treasury Stock			
	Shares	Amount	Shares	Amount	Deficit	Total
Balance at December 31, 2000	41,442,175	$ 36,267,337	-	$ -	$ (15,879,264)	$ 20,388,073
Issued for cash						
Share purchase warrants	15,000	13,500	-	-	-	13,500
Share Incentive Plan, options	110,000	60,500	-	-	-	60,500
Net (loss) for the year	-	-	-	-	(4,463,238)	(4,463,238)
Balance at December 31, 2001	41,567,175	36,341,337	-	-	(20,342,502)	15,998,835
Purchase of common shares	-	-	(10,000)	(6,450)	-	(6,450)
Net (loss) for the period	-	-	-	-	(1,146,559)	(1,146,559)
Balance at March 31, 2002	41,567,175	$ 36,341,337	(10,000)	$ (6,450)	$ (21,489,061)	$ 14,845,826

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended March 31, 2002	2001
Operating activities		
Net (loss) earnings for the period	$ (1,146,559)	$ 48,352
Items not affecting cash		
Accrued interest on short-term investments	(1,900)	-
Amortization	36,616	59,242
Changes in operating assets and liabilities (Note 3)	(312,457)	(484,359)
Net cash (used in) operating activities	(1,424,300)	(376,765)
Financing activities		
Acquisition of treasury stock	(6,450)	-
Net cash (used in) financing activities	(6,450)	-
Investing activities		
Proceeds from disposition of short-term investments	2,065,000	-
Capital assets	(20,621)	(60,347)
Net cash provided by (used in) investing activities	2,044,379	(60,347)
Net cash inflow (outflow)	613,629	(437,112)
Cash and cash equivalents, beginning of period	14,736,970	20,743,115
Cash and cash equivalents, end of period	$ 15,350,599	$ 20,306,003
Cash and cash equivalents are comprised of:		
Cash	$ 6,842,258	$ 598,720
Cash equivalents	8,508,341	19,707,283
	$ 15,350,599	$ 20,306,003

See accompanying Notes to the Consolidated Financial Statements.

(Expressed in Canadian Dollars)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position, results of operations and cash flows as at March 31, 2002, and for all periods presented, have been included.

The unaudited consolidated balance sheet, statements of operations and shareholder's equity and statements of cash flows have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2001. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's annual report for the fiscal year ended December 31, 2001.

2. CAPITAL STOCK AND ADOPTION OF NEW ACCOUNTING POLICY

The Company has adopted the recommendations of the new CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, effective January 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather than the fair value method.

As at March 31, 2002, there were 4,072,250 options issued and outstanding at exercise prices ranging from $0.55 to $2.15 with remaining contractual lives ranging from 0.2 years to 4.3 years. During the three months ended March 31, 2002, 10,000 shares were purchased at an average price of $0.63 per share and a total cost of $6,450. As at March 31, 2002, these shares were not yet cancelled.

(Expressed in Canadian Dollars)

2. CAPITAL STOCK AND ADOPTION OF NEW ACCOUNTING POLICY (Continued)

Had compensation cost for the Company's stock-based employee compensation plans been determined under the fair value based method of accounting for awards, pro forma net loss would have amounted to $1,263,076 and pro forma loss per share would have been $0.03 for the three months ended March 31, 2002. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the three months ended March 31, 2002: dividend yield of 0%, expected volatility of 95%, risk-free interest rate of 4.6%, and expected lives of 3 years. The weighted average fair value of options granted in the three months ended March 31, 2002 amounted to $0.62.

As at April 19, 2002, there were 41,567,175 common shares issued and outstanding and 4,010,250 options issued and outstanding at exercise prices ranging from $0.55 to $2.15 with remaining contractual lives ranging from 0.2 to 4.2 years.

3. CHANGES IN OPERATING ASSETS AND LIABILITIES

The effect on cash flows from changes in operating assets and liabilities is as follows:

	Three months ended March 31,	
	2002	2001
Accounts receivable		
Trade	$ (190,764)	$ (1,130,465)
Other	1,721	(16,161)
Prepaid expenses and deposits	(16,717)	(61,246)
Accounts payable	56,511	(14,275)
Accrued liabilities	(214,843)	107,509
Deferred revenue	51,635	630,279
	$ (312,457)	$ (484,359)

(Expressed in Canadian Dollars)

4. COMMITMENTS

At March 31, 2002, aggregate minimum future payments under operating leases and payments under contract software development services for the years ended December 31 are as follows:

2002	$ 669,261
2003	260,422
2004	264,519
2005	201,694
2006	155,403
2007	38,851

5. SEGMENTED AND OTHER INFORMATION

The Company operates in one segment for developing, marketing and supporting equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

Information related to geographic areas is as follows:

	Three months ended March 31,	
	2002	2001
Revenue		
Asia	$ 486,939	$ 165,958
Europe	81,056	335,298
United States	802,194	843,029
	$ 1,370,189	$ 1,344,285

The Company attributes revenue among geographical areas based on the location of its customers. Long-lived assets consist of capital assets, substantially all of which are located in Canada.

(Expressed in Canadian Dollars)

6. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of these financial statements, conforms in all material respects with U.S. GAAP except as follows:

Statements of operation

	Three months ended March 31, 2002	Three months ended March 31, 2001
Net (loss) earnings under Canadian GAAP	$ (1,146,559)	$ 48,352
Consulting expense (a)	(6,475)	(5,266)
Net (loss) earnings under U.S. GAAP	$ (1,153,034)	$ 43,086
Basic and diluted (loss) earnings per share under Canadian GAAP	$ (0.03)	$ -
Basic and diluted (loss) earnings per share under U.S. GAAP	$ (0.03)	$ -
Weighted average number of common shares outstanding under Canadian and U.S. GAAP	41,567,175	41,442,175

(a) In accordance with the provisions of SFAS No. 123, *Accounting for Stock-based Compensation,* the Company applies APB Opinion No. 25, *Accounting for Stock Issued to Employees* and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense. The Company has adopted the disclosure only provisions of SFAS No. 123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred. During the years ended December 31, 2000 and 1998, the Company issued options to individuals other than employees and directors which under SFAS 123 resulted in consulting expense for the three months ended March 31, 2002 of $6,475 (2001 - $5,266). Under U.S. GAAP, amendments to the terms of options, which extend the expiration date and/or reduce the exercise price, may also result in stock-based compensation expense.

6. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b) Under U.S. GAAP, costs incurred in the development of products are expensed as incurred until the product is established as technologically feasible in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability. For all periods presented, there is no difference relating to the treatment of product development costs under Canadian and U.S. GAAP.

(c) Under Canadian GAAP, the Company includes in income, gains and losses resulting from the translation of the accounts of its foreign subsidiary. Under U.S. GAAP, where an entity's functional currency is a foreign currency, the translation adjustment resulting from the process of translating the entity's financial statements into the reporting currency is reported separately as a component of equity. For all periods presented, there is no material difference relating to the translation of the foreign subsidiary's financial statements under Canadian and U.S. GAAP.

Under Canadian GAAP, the Company includes gains and losses from its foreign currency transactions in the determination of income. Under U.S. GAAP, a change in exchange rates between the functional currency and the currency in which the transaction is denominated results in a transaction gain or loss that is included in income, unless the transactions are designated as effective hedges against foreign currency investments or commitments. For all periods presented, there is no difference relating to foreign currency transactions under Canadian and U.S. GAAP.

(d) Under U.S. GAAP, SFAS No. 109, *Accounting for Income Taxes*, the Company would calculate its future income taxes using only enacted tax rates. This differs from Canadian GAAP which uses substantially enacted tax rates. Since any change in the carrying value of the Company's future income tax assets would be offset by a 100% valuation allowance, there would be no effect on the Company's financial position or results of operations.

(e) Under U.S. GAAP, SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the Company would have classified its short-term securities as held-to-maturity. Investments classified as held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized against interest income over the life of the investment. For all periods presented, there is no effect on the Company's financial position or results of operations.

(Expressed in Canadian Dollars)

6. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f) Recent accounting pronouncements

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which is effective January 1, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The adoption of SFAS No. 142 did not have a significant effect on the Company's financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. This statement also amends ARB No. 51, *Consolidated Financial Statements*, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. This Statement requires the one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This Statement also broadens the presentation of discontinued operations to include more disposal transactions. Adoption of this standard did not have a significant effect on the Company's financial position or results of operations.

In December 2001, the FASB issued Topic No. D-103, *Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred*, which is effective for fiscal years beginning after December 15, 2001. Topic D-103 requires that certain out-of-pocket expenses rebilled to customers be recorded as revenue versus an offset to the related expense. Comparative financial statements for prior periods must be conformed to this presentation. Adoption of this standard did not have a significant effect on the Company's financial position or results of operations.

CORPORATE DIRECTORY

Board of Directors

Robert Heath
Chairman and Chief Executive Officer

Paul O'Sullivan
President and Chief Operating Officer

David Baird [1][2]

Robert Chamberlain [1][2]

Brian Harrison

Frank Judge [2]

Brian Piccioni [1]

(1) Member of Audit Committee
(2) Member of Corporate Governance Committee

Officers

Robert Heath
Chairman and Chief Executive Officer

Paul O'Sullivan
President and Chief Operating Officer

Mark Stephens
Chief Financial Officer and Corporate Secretary

Francis St-Pierre
Vice President, Worldwide Sales & Marketing

Auditors

Deloitte & Touche LLP
Vancouver, Canada

Bankers

Bank of Montreal
Vancouver, Canada

Solicitors

Koffman Kalef
Vancouver, Canada

Registrar and Transfer Agent

Computershare Trust Company of Canada
Vancouver, Canada

Registered and Records Office

19th Floor, 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H4

Investor Relations Counsel

Kehoe, White, Van Negris & Company, Inc.
New York, United States

Share Listings

Toronto Stock Exchange (TSE), Symbol: TNT
OTC Bulletin Board (OTCBB), Symbol: TNTTF

OTHER INFORMATION

All dollar amounts in this Interim Report are in Canadian dollars and in accordance with Canadian generally accepted accounting principles unless stated otherwise.

This Interim Report contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made, and the Company assumes no obligation to update forward-looking statements should circumstances in management's expectations or opinions change.

Trademarks

Triant and ModelWare are registered trademarks and ModelWare/RT, UPM and SF-1 are trademarks of Triant Technologies Inc.

Annual General Meeting of Shareholders

Date: June 20, 2002 at 3:00pm EDT

Location: TSE Conference Centre
Main Floor, The Exchange Tower
130 King Street West
Toronto, ON
M5X 1J2

Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC, Canada
V9S 5T7

Tel: 250.754.4223
Fax: 250.754.2388
Toll Free: 800.663.8611

E-mail: mail@triant.com
Web site: www.triant.com

Printed in Canada